March 4, 2021

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	Gold Royalty Corp.
Registration Statement on Form F-1 (Registration No. 333-252036)
Concurrence in Acceleration Request

Ladies and Gentlemen:

BMO Capital Markets Corp. (“BMO”), as co-managing underwriter for the above-referenced offering, hereby concurs in the request by Gold Royalty Corp. that the effective date of the above-referenced registration statement be accelerated to 4:00 P.M. Eastern Time on Monday, March 8, 2021, or as soon as practicable thereafter, pursuant to Rule 461 under the Securities Act. BMO affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours,

BMO Capital Markets Corp.

By:	/s/ Eric Benedict
Name:	Eric Benedict
Title:	Managing Director